Via EDGAR

January 4, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Justin Dobbie

Re:	Marrone Bio Innovations, Inc.
Registration Statement on Form S-3, as amended
Filed December 9, 2016
File No. 333-215024
Request for Acceleration of Effectiveness

Dear Mr. Dobbie:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on January 6, 2017, or as soon thereafter as is practicable.

Please contact Pamela G. Marrone at 530-750-2800 ext. 200 or pmarrone@marronebio.com should you have any questions or require additional information regarding this request.

Sincerely,

MARRONE BIO INNOVATIONS, INC.

By:	/s/ Pamela G. Marrone
Name:	Pamela G. Marrone, Ph.D.
Title:	President and Chief Executive Officer

cc:	Charles S. Farman, Morrison & Foerster LLP